SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549

                          SCHEDULE 13G
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            Under the Securities Exchange Act of 1934
                       (Amendment No. 9)*

                        BARNES GROUP INC.
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                        (Name of Issuer)

              Common Stock, par value $0.01 per share
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                 (Title of Class of Securities)

                          067806-10-9
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                         (CUSIP Number)

Check the following box if a fee is being paid with this statement: ________

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise be subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 067806-10-9
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1)   Name of Reporting Person:  Wallace Barnes
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     S.S. No. of Reporting Person:  ###-##-####
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2)   Check the Appropriate Box if a Member of a Group:
     (a)
     (b)
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2)   SEC Use Only.
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4)   Citizenship of Place of Organization:  U.S.A.
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     Number of Shares    (5)  Sole Voting Power:       1,985,020
     Beneficially Owned  (6)  Shared Voting Power:        30,000
     by Each Reporting   (7)  Sole Dispositive Power:  1,156,754
     Person With:        (8)  Shared Dispositive Power:  858,266

9)   Aggregate Amount Beneficially Owned by Each Reporting
     Person:                 2,015,020
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10)  Check if the Aggregate Amount in Row 9 Excludes Certain
     Shares.
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11)  Percent of Class Represented by Amount in Row 9:  10.7%
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

12)  Type of Reporting Person:     IN
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Item 4.        Ownership as of December 31, 1999
               (A mathematical error previously made in the calculation Item 4. (b) Percent of Class has been corrected below.)

               (a)  Amount Beneficially Owned:    2,015,020

               (b)  Percent of Class:             10.7%

               (c)  Number of Shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:
                                                  1,985,020

                    (ii)  shared power to vote or to direct the vote:
                                                     30,000

                    (iii)  sole power to dispose or to direct the
                           disposition of:        1,156,754

                    (iv)  shared power to dispose or to direct the
                          disposition of:           858,266


Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March  13, 2000
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Date


/s/ Wallace Barnes
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Signature


WALLACE BARNES
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Name/Title

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